SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                              Neotherapeutics, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                 640656104
                                (CUSIP Number)

                                 November 22, 1999
              (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 640656104

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

5.   Sole Voting Power:  682,352 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: 104,915 (2) (3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 682,352 (1)(2)
Person
With
               8.   Shared Dispositive Power: 104,915 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     787,267 (1)(2)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 9.9%


12.  Type of Reporting Person: PN

_________________
(1) Includes (a) 422,797 shares of Stock and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 259,555 shares of Stock, which Stock, Preferred Stock and Warrants were purchased by Montrose Investments Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with Montrose Investments Ltd. Accordingly, Montrose Investments Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

(3) Includes Series A Preferred Stock and Warrants which are convertible and exercisable into an aggregate of 104,915 shares of Stock, which Preferred Stock and Warrants were purchased by Westover Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.

CUSIP No. 640656104

1.   Name of Reporting Person:

     Westover Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power:  0
Number of
Shares
Beneficially   6.   Shared Voting Power: 104,915(1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 104,915 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     104,915 (1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 1.3%

12.  Type of Reporting Person: CO

_________________
(1) Includes Series A Preferred Stock and Warrants convertible and exercisable into an aggregate of 104,915 shares of Stock. Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I, L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

 Item 1(a).     Name of Issuer.

     The name of the issuer is Neotherapeutics, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 157 Technology Drive, Irvine, California 92618.

Item 2(a).     Names of Persons Filing.

     This Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and Westover Investments L.P., a Delaware limited partnership ("Westover") (collectively, Investments and Westover are referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership
("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"),
HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I, L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes ("Manager"), a Member of Management, who may control Management. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2(a) Persons".

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of the Item 2(a) Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to the Common Stock, par value $.001 per share (the "Stock") of the Issuer, Warrants of the Issuer which are exercisable into shares of Stock and Series A Preferred Stock which are convertible into shares of Stock. The conversion price of the Series A Preferred Stock can vary based on a trailing average market price of the Stock. For purposes of this filing, the number of shares of stock into which the Series A Preferred Stock is convertible has been determined as of November 22, 1999.

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 640656104.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) / / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

     (f) / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) / /  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with Montrose Investments Ltd. ("Montrose"), Investments may, pursuant to Rule 13d-3(a) be deemed to be the beneficial owner of (a) 422,797 shares of Stock, which constitutes approximately 5.3% of the outstanding shares of Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 364,470 shares of Stock, which constitutes approximately 4.6% of the outstanding shares of Stock.

     Pursuant to Rule 13d-3(a), Westover is the beneficial owner of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock, which constitutes approximately 1.3% of the outstanding shares of Stock.

     Controlling Persons

     Because of its position as the general partner of Investments, Partners II may be deemed to be the beneficial owner of (a) 422,797 shares of Stock which constitutes approximately 5.3% of the outstanding shares of Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 364,570 shares of Stock, which constitutes approximately 4.6% of the outstanding shares of Stock.

     Each of (a) the Fund, as general partner of Westover, (b) Capital, as general partner of Fund, and (c) Partners I, as the general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of Series A Preferred Stock and Warrants which are convertible and exercisable into an aggregate of 104,915 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

Each of (a) Management, as the general partner of Partners I and Partners II and (b) the Manager, as the controlling person of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (a) 422,797 shares of the Stock, which constitutes approximately 5.3% of the outstanding shares of the Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 364,570 shares of Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     The Persons listed in Item 2(a) expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Montrose and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of (a) 422,797 shares of Stock, and (b) Series A Preferred Stock and Warrants which are convertible and exercisable into an aggregate of 259,555 shares of Stock. Investments has the shared power to vote or direct the vote and to dispose or to direct the disposition of Series A Preferred Stock and Warrants which are convertible and exercisable into an aggregate of 104,915 shares of Stock.

     Acting through its general partner Capital, and in its capacity as the general partner of Westover, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (a) 422,797 shares of Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 259,555 shares of Stock; and the shared power to vote or to direct the vote and to dispose or to direct the disposition of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock.

     Manager

     In his capacity as a controlling person of Management, the Manager has the shared power to vote or to direct the vote and to dispose or to direct the disposition of (a) 422,797 shares of Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 259,555 shares of Stock; and the sole power to vote or to direct the vote and to dispose or to direct the disposition of Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 104,915 shares of Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Under an Investment Management Agreement with Montrose, Investments has the sole power to vote or to direct the vote and to dispose or direct the disposition of (a) 422,797 shares of Stock, which constitutes approximately
5.3% of the outstanding shares of the Stock, and (b) Warrants and Series A Preferred Stock which are exercisable and convertible into an aggregate of 259,555 shares of Stock, which constitutes approximately 3.3% of the outstanding shares of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     December 1, 1999


                              HBK INVESTMENTS L.P.


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (1)



                              WESTOVER INVESTMENTS L.P


                              By: /s/ Kevin O'Neal
                                  Kevin O'Neal (2)



(1) An authorization certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An authorization certificate authorizing Kevin O'Neal to act on behalf of Westover Investments L.P. is filed herewith as Exhibit A.

                                 Exhibit A

                         WESTOVER INVESTMENTS L.P.

                         AUTHORIZATION CERTIFICATE


     Reference is made to that Agreement of Limited Partnership of Westover Investments L.P., a Delaware limited partnership (the "Partnership") dated as of October 14, 1997 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

      The undersigned, being the sole General Partner in the Partnership, pursuant to the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, Kevin O'Neal and H. Michael Reese, to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

      IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 1st day of December, 1999.


                            GENERAL PARTNER

                            HBK Fund L.P.,
                            a Delaware limited partnership

                            By:  HBK Capital L.P.,
                                 a Delaware limited partnership,
                                 its sole general partner

                                 By:  HBK Partners I L.P.,
                                      a Delaware limited partnership,
                                      its sole general partner


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President